Exhibit 99.1

HUTCHMED to Announce 2023 Final Results

Hong Kong, Shanghai & Florham Park, NJ — Thursday, February 1, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) will be announcing its final results for the year ended December 31, 2023 on Wednesday, February 28, 2024 at 6:30 am Eastern Standard Time (EST) / 11:30 am Greenwich Mean Time (GMT) / 7:30 pm Hong Kong Time (HKT).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by HUTCHMED management.

The English conference call and audio webcast will take place at 7:30 am EST / 12:30 pm GMT / 8:30 pm HKT on Wednesday, February 28, 2024.  In addition to the usual English webcast, there will also be a Chinese (Putonghua) webcast at 7:30 pm EST / 12:30 am GMT / 8:30 am HKT on Thursday, February 29, 2024.  Both webcasts will be available live via the company website at www.hutch-med.com/event/. The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 20 7886 2500